UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

 Commission File Number: 001-42835

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
(Exact name of registrant as specified in its charter)

Unit 2806, 28/F, Tower One, Lippo Centre

No. 89 Queensway, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “Recent Development,” and “Risk Factors Related to the Proposed New Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

·	the implementation of our strategic plans for our business;
·	our financial performance;
·	developments relating to our competitors and our industry, including the impact of government regulation;
·	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
·	other risks and uncertainties, including those listed under the captions “Business,” and “Risk Factors”.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Recent Development

Following Hang Feng Technology Innovation Co., Ltd.’s (the “Company”) successful listing on The Nasdaq Stock Market on September 12, 2025, the board of directors (the “Board”) of the Company has been focusing on evaluating and planning the Company’s long-term strategy to enhance shareholder value. As part of this process, the Company has recently initiated a new development within its asset management business to explore the real-world assets (“RWA”) tokenization, specifically, the tokenization of interests in its fund-of-funds (“FoF”) portfolios.

The Company plans to incorporate an open-ended umbrella fund with segregated portfolios (the “SPV”) in Brish Virgin Islands (“BVI”). Through Hang Feng International Asset Management Ltd. (“HF IAM”), an indirectly wholly owned subsidiary of the Company, the Company will act as the fund manager of the SPV and the arranger in connection with the tokenized FoF. The issuance, custody, and investor onboarding (including anti-money laundering and know-your-customer procedures) will be conducted by the licensed digital asset platforms in Hong Kong and in Singapore.  The Company does not itself issue, hold custody of, or provide technological infrastructure for any tokenized assets. The Company does not currently intend to offer or sell any tokens to the public in the United States. Any related activities will be conducted in compliance with applicable laws and regulations in the relevant jurisdictions.

The Company expects this initiative to provide an alternative channel for qualified and professional investors to gain exposure to its managed fund products through a compliant, blockchain-based infrastructure. By leveraging regulated digital platforms, this approach may offer additional transparency regarding investors’ holdings and investment activity, while also providing operational efficiencies compared with traditional subscription processes. The Company also believes that it may expand its investor base and engage with a broader group of market participants, including digital asset investors who may wish to diversify their portfolios with traditional investment strategies. The Company expects to generate revenue from subscription fees, management fees, and, if applicable, performance fees in connection with the tokenized FoF interests.

To advance this initiative, the Company has formed a dedicated working group and appointed Ms. Flora (Yubao) Lou as Head of Digital Assets to lead this effort. Ms. Lou has been actively involved in the Web3 and digital asset sector, with experience covering both blockchain-based financial products and traditional finance. In her role, she will oversee the Company’s digital asset initiatives and the development of new business opportunities under the strategic direction of the Board.

The RWA tokenization initiative remains at an early stage of development. The Company is in the process of establishing the SPV and has engaged legal advisors to structure it in compliance with applicable regulations. The working group plans to launch a proof-of-concept by end of January 2026, which is a preliminary pilot designed to validate the operational workflow and assess the feasibility of offering tokenized fund interests through regulated digital platforms.

The Company is also exploring potential collaborations with licensed digital asset trading and distribution platforms in Hong Kong, Web3 and blockchain institutions, and traditional financial organizations. To date, the Company has not entered into any binding agreements or memoranda of understanding in connection with these potential collaborations.

On November 2, 2025, the Board has approved the launch of this new business initiative as an extension and diversification of the Company’s existing asset management businesses. The Company will continue to maintain and support the stable operation and development of its core businesses. To date, the exploration of this new business initiative has not had a material adverse effect on the financial condition or operations of the existing business.

Risk Factors Related to the Proposed New Business

We have an evolving business model with still untested growth initiatives.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

The success of the Company’s RWA tokenization initiative depends on the ability of its management and key personnel to develop and execute this new business strategy.

The Company’s RWA tokenization initiative is at an early stage of development and involves a new area of business that requires specialized knowledge of both digital asset markets and traditional fund management. As the digital asset industry continues to evolve rapidly, the success of this initiative will depend significantly on the ability of the Company’s management and key personnel to design, structure, and execute compliant business models, and to adapt to emerging regulatory, technological, and market developments.

The Company’s ability to retain and attract qualified professionals with relevant experience may affect the progress of this initiative. Any turnover of key personnel, limited experience in scaling digital asset businesses, or failure to effectively manage the operational and regulatory challenges associated with the RWA tokenization business could materially and adversely affect the success of this initiative and the Company’s overall business prospects.

The RWA tokenization market is highly competitive and fragmented.

The RWA tokenization market is still emerging but already highly competitive and fragmented, with numerous companies, blockchain platforms, financial institutions, and technology providers seeking to develop similar or substitute products and services. Many of these market participants may have greater financial, technological, marketing, and operational resources, longer operating histories, stronger brand recognition, or closer relationships with regulators, asset originators, or institutional investors than we do. As a result, we may face intense competition in attracting and retaining asset partners, users, and investors.

In addition, because the RWA tokenization market is characterized by rapid technological change and frequent new entrants, we may face competition from both established financial institutions expanding into digital asset markets and new blockchain-based platforms that introduce more efficient, compliant, or user-friendly solutions. Pricing pressures, reduced transaction volumes, or the need to increase spending on technology, marketing, or compliance to remain competitive could adversely affect our margins and profitability.

There is also no assurance that the market will develop in a manner that favors our business model or technological choices. Competing standards for token issuance, custody, or interoperability could limit adoption of our platform. If we are unable to differentiate our products and services, maintain competitiveness, or respond effectively to market trends, our business, financial condition, and results of operations could be materially and adversely affected.

Uncertainties in the legal and regulatory framework governing tokenized assets could adversely affect our proposed RWA tokenization initiative.

The regulatory treatment of digital assets, including tokenized representations of real-world assets, remains uncertain and continues to evolve in many jurisdictions. If any of the tokens we issue, list, or facilitate were to be deemed securities, commodities, or other regulated instruments, we may be required to comply with extensive registration, disclosure, and compliance obligations or obtain specific licenses or approvals, such as broker-dealer, exchange, alternative trading system, or money-transmission licenses. Failure to do so could subject us to regulatory investigations, enforcement actions, or penalties, and could require us to suspend, modify, or terminate some or all of our tokenization activities. In addition, future regulatory developments, legislative actions, or changes in governmental interpretations could impose new requirements, restrict our ability to operate, or increase our compliance costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

Reliance on third-party digital asset platforms could materially and adversely affect our RWA tokenization initiative.

The issuance, custody, and investor onboarding for tokenized FoF interests will be conducted by licensed digital asset platforms in Hong Kong and Singapore. We have limited control over the operations, compliance, and security of these platforms. Any operational failures, technical issues, regulatory actions, or reputational problems affecting these platforms could delay or disrupt the issuance and transfer of tokenized FoF interests, compromise investor confidence, or otherwise adversely affect the execution of the initiative. Our reliance on these third-party platforms also exposes us to risks associated with their ability to maintain regulatory compliance, implement adequate cybersecurity protections, and continue providing services in accordance with applicable laws.

Operational and technology risk could materially and adversely affect our RWA tokenization initiative.

The success of the initiative depends on the proper design, implementation, and maintenance of the tokenization mechanics and operational workflows, which will be tested through a proof-of-concept project. Failures, delays, or errors in these processes, including cybersecurity breaches, software malfunctions, or platform downtime, could disrupt the issuance and transfer of tokenized fund interests, delay product launch, or harm our reputation. Any failure to effectively implement, operate, or secure these systems could adversely affect the initiative and our business, financial condition, and results of operations.

There can be no assurance that qualified or professional investors will adopt tokenized FoF interests or that the initiative will achieve meaningful growth or revenue.

There can be no assurance that qualified or professional investors will adopt tokenized fund interests or that the initiative will achieve meaningful growth or revenue. Investor demand for blockchain-based fund subscriptions may be limited or lower than anticipated, and market acceptance may be influenced by factors outside our control, including regulatory developments, market sentiment toward digital assets, and the availability of alternative investment products. If investor adoption is slow or fails to materialize, our business, financial condition, and results of operations could be materially and adversely affected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hang Feng Technology Innovation Co., Ltd.

Date: November 3, 2025	By:	/s/ XU Zhiheng
	Name:	XU Zhiheng
	Title:	Chief Executive Officer